FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 27 April 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued: Wednesday, 27 April 2016, London U.K.

GSK delivers strong Q1 performance with sales of £6.2 billion (+8% CER), core EPS 19.8p (+8% CER); dividend of 19p

2016 core EPS percentage growth now expected to be 10-12% CER

Core results
	Q1 2016	Growth
	£m	CER%	£%

Turnover	6,229	8	11
Core operating profit	1,559	13	19
Core earnings per share	19.8p	8	14

Total results
	Q1 2016	Growth
	£m	CER%	£%

Turnover	6,229	8	11
Operating profit	723	(93)	(92)
Earnings per share	5.8p	(97)	(97)

Summary

•	Group sales £6.2 billion +8% CER on a reported basis, +6% CER pro-forma
	-	Pharmaceuticals £3.6 billion, -1% (+5% pro-forma); Vaccines £882 million, +23% (+14% pro-forma); Consumer Healthcare £1.8 billion, +26% (+4% pro-forma)

•
New product sales £821 million (Q4 2015: £682 million, Q1 2015: £269 million) driven by HIV (Tivicay, Triumeq), Respiratory (Relvar/Breo, Anoro, Incruse, Nucala) and Meningitis vaccines (Menveo, Bexsero)

	-	New Pharmaceutical product sales now represent 20% of total Pharmaceutical sales

•	Sales momentum, cost control and restructuring/integration benefits driving improved operating leverage and margin delivery across all three businesses
	-	Restructuring and integration programme delivered incremental cost savings in Q1 2016 of £0.4 billion; remains on track for £3 billion annual cost savings by end 2017
	-	Q1 operating margins of Pharmaceuticals 32%, Vaccines 29%, Consumer Healthcare 17%

•	Q1 core EPS 19.8p, +8% CER

•	Q1 total EPS 5.8p with year-on-year decline reflecting £9.3 billion profit from Oncology disposal and other disposal gains in Q1 2015
	-	Restructuring charges of 3.3p per share and non-cash transaction-related charges of 6.9p (principally related to HIV and Consumer Healthcare businesses)

•	2016 core EPS percentage growth now expected to be 10-12% CER
	-	At Q1 period-end rates estimated FX impact of +8% to FY 2016 core EPS growth

•	19p dividend declared for Q1. Continue to expect 80p for FY 2016 and FY 2017

•	Development of new R&D pipeline continues with progress made in core therapy areas of Respiratory, HIV, Oncology, Immuno-inflammation and Rare diseases
	-	Nucala approved in Japan for severe asthma
	-	Strimvelis received positive CHMP opinion for rare disease, ADA-SCID
	-	Phase II data support progression of HIV asset cabotegravir into Phase III studies for prevention and maintenance in H2 2016; transactions to acquire BMS HIV R&D portfolio completed
	-	Phase II study start for anti GM-CSF antibody for inflammatory hand OA
-
FDA breakthrough therapy designation awarded to NY-ESO in synovial sarcoma; Phase I/II data supports development of BET inhibitor in NUT midline carcinoma; 11 oncology assets currently in Phase I/II development

The full results are presented under ‘Income Statement’ on page 29 and core results reconciliations are presented on pages 8 and 40 to 41.  All commentaries are presented in terms of CER growth as defined on page 26, unless otherwise stated.  All expectations and targets regarding future performance should be read together with “Assumptions related to 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 27.

Sir Andrew Witty, Chief Executive Officer, GSK said:

This strong first quarter performance demonstrates the momentum we have across the Group driven by growth in sales of our new products, effective cost control and execution of our restructuring and integration plans.  We also continue to see good progression of novel assets in our core R&D therapy areas.

Sales of new products were £821 million, more than double the same period last year.  New Pharmaceutical product sales now represent 20% of total Pharmaceutical sales, which grew 5% on a pro-forma basis.  Within our Respiratory portfolio, the growth in sales of new products offset about 70% of the decline in Seretide/Advair.  Elsewhere, Vaccines sales grew 14% pro-forma with some benefit this quarter arising from an accelerated phasing of sales to governments.  In Consumer Healthcare, sales were £1.8 billion up 4% with a further strong performance by Flonase OTC.

The improvement in our sales performance, together with the effective management of our cost base, also helped deliver better operating leverage and an improvement in the margins of all three businesses.  This puts us on the right track to achieve the expectations we set out last year, although inevitably, we expect some quarter-to-quarter volatility in reported progress, particularly in our margins, given the dynamics of our businesses.

Core EPS for the quarter was 19.8 pence, up 8% CER.  This is an encouraging start to the year and we now expect full year core EPS percentage growth to be 10-12% CER.  The Group has declared a dividend of 19 pence for the quarter.  We continue to expect to pay a full year dividend of 80 pence for 2016 and for 2017.

Overall, the quarter reflects the progress we have made in our strategy and our ability to allocate capital across our three businesses to generate the best returns.  Together with the roll out of our new commercial model, we believe the Group is well placed to maximise the opportunities, and respond to the competitive pressures and challenging pricing dynamics, that we see in the global healthcare environment.

Group strategy and outlook

GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets.  Revenues are split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16% on a 2015 pro-forma basis.

R&D innovation underpins all three businesses.  In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines, HIV and Infectious diseases, Respiratory and Rare diseases.  All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations.  The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation.  Details of the Group’s innovative R&D portfolio and the progress of assets in development can be found on pages 23 to 25 of this Announcement.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five-year period 2016-2020.  This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis.  The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance.  The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Group performance

The Novartis transaction completed on 2 March 2015 and so the Group’s Q1 2016 reported results include three months of sales of the Vaccines and Consumer Healthcare products acquired from Novartis and exclude the former GSK Oncology business.  The Q1 2015 reported results included sales of the GSK Oncology products for the two months to 2 March 2015 and sales of the acquired Vaccines and Consumer Healthcare products for one month from that date.

Accordingly, in addition to reported growth rates, the Group is presenting pro-forma growth rates for turnover, core operating profit and core operating profit by business.  Pro-forma growth rates are calculated comparing reported turnover and core operating profit for Q1 2016 with the turnover and core operating profit for Q1 2015 adjusted to include the two months of sales for January and February 2015 of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business for January and February 2015.  In addition, following the Novartis transaction, the Group has restated its segment information for the change in its segments described on page 35, including in particular, now reporting the results of the Pharmaceuticals operating segment as incorporating HIV.

Group turnover by business and geographic region

Group turnover by business	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	3,586	(1)	5
Vaccines	882	23	14
Consumer Healthcare	1,761	26	4

	6,229	9	6
Corporate and other unallocated turnover	-

Group turnover	6,229	8	6

Group turnover by geographic region	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

US	2,074	9	10
Europe	1,818	14	7
International	2,337	4	1

Group turnover	6,229	8	6

Turnover – Q1 2016

Group turnover for Q1 2016 increased 8% on a reported basis to £6,229 million, with Pharmaceuticals down 1%, Vaccines up 23% and Consumer Healthcare up 26%, all three businesses still reflecting the impact of the Novartis transaction, which completed on 2 March 2015.  On a pro-forma basis, Group turnover was up 6%, with Pharmaceuticals up 5%, Vaccines up 14% and Consumer Healthcare up 4%.  Sales of New Pharmaceutical and Vaccine products, as set out on page 21, were £821 million in the quarter, an increase of £528 million.

Pharmaceuticals
Pharmaceuticals turnover was £3,586 million, down 1% on a reported basis, but adjusting for the disposal of the Oncology business to Novartis, up 5% pro-forma.  HIV sales grew 57% in the quarter.  Respiratory sales in the US and International both grew, up 2% and 1% respectively, although total Respiratory sales declined 2%, primarily reflecting a 24% decline in Seretide in Europe, and the continuing transition globally of the Respiratory portfolio to newer products.  Sales of New Pharmaceutical Products were £717 million, a Sterling increase of £466 million, which more than offset the Sterling decline in Seretide/Advair sales of £145 million.  Sales of Established products declined 8%, mainly in the International region, reflecting the impact of market reforms and the continued reshaping of the business in China and the impact in Japan of price revisions that were implemented with shipments beginning in March.

US Pharmaceuticals turnover of £946 million declined 12% in the quarter on a reported basis and 4% on a pro-forma basis.  The pro-forma decline was primarily driven by the impact of generic competition to Avodart, down 87% to £7 million and Lovaza down 57% to £13 million.  Sales of New Respiratory Pharmaceutical products totalled £108 million and the growth of these products exceeded the decline in Advair.  Advair sales declined 19% to £339 million representing a 2% volume decline and a 17% negative impact of price and mix.  This price impact included higher rebates and discounts reflecting the continuing competitive environment and pricing pressures in the ICS/LABA class.  Ventolin sales were up 10% to £92 million and Benlysta sales increased 20% to £59 million.

In Europe, Pharmaceuticals turnover declined 14% to £714 million on a reported basis and 6% on a pro-forma basis.  Respiratory sales declined 13% to £348 million reflecting the ongoing transition to the new portfolio and generic competition to Seretide which declined 24% (19% volume decline and a 5% negative impact of price and mix) to £226 million.  This was partly offset by Relvar Ellipta and Anoro Ellipta with combined sales of £37 million in the quarter.  Established products sales were down 6% to £126 million.

International Pharmaceuticals sales of £1,197 million were down 3% on a reported basis but flat on a pro-forma basis, including the benefit of an accelerated sale of inventory to Novartis of £33 million following a restructuring of certain supply agreements.  Sales in Emerging Markets declined 4% (and 1% on a pro-forma basis), impacted by further declines in the China business (down 28%) which continues to be affected by its ongoing reshaping programme and broader Healthcare sector reforms, including price reductions.  Excluding China, Emerging Markets grew 5% pro-forma, despite the impact of the recent divestment to Amgen and the limitation of trading in Venezuela since the end of 2015 to the supply of essential medicines.  Emerging Markets growth outside China was primarily driven by Respiratory as a result of new launches and the benefit in the quarter of the timing of a number of tenders.  In Japan, Pharmaceutical sales were down 10% on a reported basis and 8% pro-forma to £327 million, impacted by price revisions implemented for shipments beginning in March as well as supply interruptions to Avodart, recovery plans for which are now well advanced.  Respiratory sales in Japan grew 4% with strong growth of Relvar Ellipta, up 78% to £18 million, offsetting an Adoair decline.

Worldwide HIV sales increased 57% to £729 million, with the US up 76%, Europe up 39% and International up 31%.  The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £328 million and £188 million, respectively in the quarter.  Epzicom/Kivexa sales declined 15% to £154 million.

Vaccines
Vaccines sales grew 23% on a reported basis and 14% pro-forma to £882 million.  On a reported basis, the US was up 13%, Europe up 48% and International up 10%.  Both the reported and the pro-forma performance benefited from sales of the newly acquired products, particularly the Meningitis portfolio, in Europe and the US. Sales in the quarter also benefited from CDC purchases, together with market share gains on certain brands in the US and the phasing of Synflorix sales in International, partly offset by supply constraints in Infanrix/Pediarix and Hepatitis A vaccines and lower demand for Cervarix in International.

In the US, sales grew 13% on a reported basis and 6% pro-forma to £262 million.  Pro-forma performance was boosted by CDC purchases in the quarter for Menveo, Rotarix, Bexsero and Infanrix/Pediarix but also saw market and share growth in Bexsero, Boostrix and Pediarix.  This growth was partly offset by higher rebates attributable to the sales channel mix.

In Europe, sales grew 48% on a reported basis and 33% pro-forma to £339 million.  Pro-forma growth was driven primarily by the Meningitis portfolio.  Bexsero sales grew in a number of private markets and in the UK following its inclusion in the NHS immunisation programme.  Menveo and Boostrix growth was driven by tender successes and Boostrix was further supported by higher private market sales.  Growth was also driven by Infanrix/Pediarix due to strong demand and competitor supply shortages.

In International, sales grew 10% on a reported basis and 3% pro-forma to £281 million.  Pro-forma growth in the quarter benefited from the phasing of Synflorix sales in Africa and Pakistan and strong private market demand.  The Meningitis portfolio grew in Brazil, led by Bexsero.  Seasonal Flu sales were driven by higher uptake and favourable phasing.  This growth was partly offset by lower sales of Infanrix/Pediarix and Hepatitis A vaccines due to supply constraints, and lower demand for Cervarix.

Consumer Healthcare
Consumer Healthcare sales were up 26% on a reported basis to £1,761 million, with the US up 26%, Europe up 46%, and International up 17%.  On a pro-forma basis, sales increased by 4%, with growth primarily driven by strong performances in Oral health and Wellness power brands.

US sales increased 26% to £440 million on a reported basis, with 7% pro-forma growth primarily reflecting strong performance from the Wellness and Oral health portfolios.  Sensodyne continued to deliver double-digit growth driven by the launch of the True White variant combined with strong momentum from Pronamel.  Within Wellness, Flonase OTC had a strong quarter driven by the introduction of a number of brand extensions in the period.

Sales in Europe grew 46% to £544 million on a reported basis, up 5% pro-forma.  Continuing momentum in the UK, Germany and France was partly offset by the impact of worsening economic conditions in CIS.  Pro-forma growth was driven primarily by Wellness sales and, in particular, strong double-digit growth of Voltaren principally as a result of the successful 12-hour variant, and late season momentum in Otrivin in Central & Eastern Europe, the UK and Germany.  Within the Oral health category, Sensodyne, Gum health and Denture care continued to grow, offset by a decline in Aquafresh due to increased competitive pressures.

International sales of £777 million grew 17% on a reported basis, up 3% pro-forma.  Pro-forma growth reflected strong growth in Oral health and Wellness offset by a slower quarter for the Indian business and Horlicks in particular, which was impacted by lower rural consumption and some wholesaler destocking in the quarter.  Oral health grew strongly with pro-forma growth of 10% benefiting from double-digit growth of Sensodyne and high single-digit growth in Denture care.  Wellness also grew strongly, driven by double-digit growth of Panadol in Latin America and Asia Pacific and expanded distribution of Voltaren in China.  International growth was also partly offset by the impact of the effective cessation of trading in Venezuela at the end of 2015.

Total results

The total results for the Group are set out below.

	Q1 2016 £m	Q1 2015 £m	Reported growth CER%

Turnover	6,229	5,622	8

Cost of sales	(2,133)	(2,103)	1

Gross profit	4,096	3,519	13

Selling, general and administration	(2,189)	(2,225)	(2)
Research and development	(815)	(867)	(9)
Royalty income	91	77
Other operating income/(expense)	(460)	8,712

Operating profit	723	9,216	(93)

Finance income	18	32
Finance expense	(181)	(191)
Profit on disposal of associates	-	843
Share of after tax profits of associates and joint ventures	-	23

Profit before taxation	560	9,923	(95)

Taxation	(208)	(1,885)
Tax rate %	37.1%	19.0%

Profit after taxation	352	8,038	(97)

Profit/(loss) attributable to non-controlling interests	70	(51)
Profit attributable to shareholders	282	8,089

	352	8,038

Earnings per share	5.8p	167.8p	(97)

Core adjustments The adjustments that reconcile core operating profit, profit after tax and earnings per share to total results are as follows:

	Q1 2016			Q1 2015

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Total results	723	352	5.8	9,216	8,038	167.8

Intangible asset amortisation	144	115	2.4	151	114	2.4
Intangible asset impairment	-	-	-	102	77	1.6
Major restructuring costs	188	161	3.3	366	266	5.5
Legal costs	26	23	0.5	85	85	1.8
Transaction-related items	460	413	6.9	864	706	11.7
Other items	18	42	0.9	(9,479)	(8,361)	(173.5)

	836	754	14.0	(7,911)	(7,113)	(150.5)

Core results	1,559	1,106	19.8	1,305	925	17.3

Full reconciliations between core results and total results are set out on pages 40 to 41 and the definition of core results is set out on page 26.

Core operating profit and margin

Core operating profit	Q1 2016			Q1 2016

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	6,229	100	8	6

Cost of sales	(1,936)	(31.1)	12	3
Selling, general and administration	(2,050)	(32.9)	8	1
Research and development	(775)	(12.4)	(5)	(7)
Royalty income	91	1.4	16	20

Core operating profit	1,559	25.0	13	28

Core profit before tax	1,400		15
Core profit after tax	1,106		13
Core profit attributable to shareholders	959		8

Core earnings per share	19.8p		8

Core operating profit by business	Q1 2016			Q1 2016

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Pharmaceuticals	1,700	47.4	2	11
Pharmaceuticals R&D	(547)		(9)	3

Total Pharmaceuticals	1,153	32.1	8	19
Vaccines	253	28.7	56	>100
Consumer Healthcare	303	17.2	59	49

	1,709	27.4	21	35
Corporate & other unallocated costs	(150)		>100	>100

Core operating profit	1,559	25.0	13	28

Core operating profit – Q1 2016
Core operating profit was £1,559 million, 13% higher in CER terms than in Q1 2015 on a turnover increase of 8%.  The core operating margin of 25.0% was 1.8 percentage points higher than in Q1 2015 and 1.1 percentage points higher on a CER basis.

On a pro-forma basis, core operating profit was 28% higher in CER terms compared with Q1 2015 on turnover growth of 6%.  The pro-forma core operating margin was 4.3 percentage points higher in CER terms, reflecting improved operating leverage driven by stronger sales growth and a more favourable mix across all three businesses as well as a strong start to the year in delivery of restructuring and integration benefits and tight control of ongoing costs, partially offset by continued price pressure, particularly in Respiratory, and supply chain investments.

Cost of sales as a percentage of turnover was 31.1%, up 0.2 percentage points in Sterling terms and 0.9 percentage points higher in CER terms than in Q1 2015.  On a pro-forma basis, the cost of sales percentage decreased 1.5 percentage points compared with 2015 and 0.8 percentage points in CER terms.  This reflected the more favourable product mix in the quarter, particularly the impact of higher HIV sales in Pharmaceuticals but also in Vaccines and Consumer Healthcare, as well as an increased contribution from integration and restructuring savings in all three businesses, partially offset by continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory.

SG&A costs were 32.9% of turnover, 0.3 percentage points lower than in Q1 2015 and 0.2 percentage points lower on a CER basis.  On a pro-forma basis, SG&A as a percentage of sales reduced by 1.7 percentage points and 1.6 percentage points on a CER basis.  This primarily reflected tight control of ongoing costs as well as cost reductions in Global Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme initiated in Q4 2014, and integration benefits in Vaccines and Consumer Healthcare, offset by reallocation of investment of promotional product support, particularly for new launches in Respiratory, HIV, Consumer Healthcare and Vaccines.

R&D expenditure was £775 million (12.4% of turnover), 5% lower than Q1 2015.  On a pro-forma basis, R&D expenditure declined 7% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D.

Royalty income was £91 million (Q1 2015: £77 million) which included the benefit of a prior year catch-up adjustment.

Core operating profit by business – Q1 2016
Pharmaceuticals core operating profit was £1,153 million, 8% higher than in Q1 2015 in CER terms on a turnover decline of 1%.  The core operating margin of 32.1% was 3.6 percentage points higher than in Q1 2015 and 2.6 percentage points higher on a CER basis.  On a pro-forma basis, the core operating margin increased 3.7 percentage points on a CER basis, reflecting the more favourable product mix, primarily driven by the growth in HIV sales, and the cost reduction benefit of the Group’s pharmaceuticals restructuring programme, partly offset by increased investment in new product support and the continued impact of lower prices, particularly in Respiratory, and the broader transition of the Respiratory portfolio.

Vaccines operating profit was £253 million, 56% higher than in Q1 2015 in CER terms on a turnover increase of 23%. The core operating margin of 28.7% was 5.7 percentage points higher than in Q1 2015 and 6.1 percentage points higher on a CER basis.  On a pro-forma basis, the core operating margin improved 15.2 percentage points and 15.6 percentage points in CER terms, primarily driven by favourable product mix and enhanced operating leverage in the quarter from the phasing benefits to US and International sales together with reductions in supply chain costs, particularly in the former Novartis operations, as well as restructuring and integration benefits in Vaccines R&D.

Consumer Healthcare core operating profit was £303 million, 59% higher than in Q1 2015 in CER terms on a turnover increase of 26%.  The core operating margin of 17.2% was 4.0 percentage points higher than in Q1 2015 and 3.5 percentage points higher on a CER basis.  On a pro-forma basis, the Consumer Healthcare operating margin was 5.5 percentage points higher and 5.0 percentage points higher on a CER basis, primarily driven by favourable mix in the quarter, particularly in Wellness, and a strong contribution in the quarter from integration synergies benefiting both SG&A and R&D as a percentage of sales, as well as an improvement in gross margin reflecting benefits from improved supply volume and pricing.

Core profit after tax and core earnings per share – Q1 2016
Net finance expense was £159 million compared with £156 million in Q1 2015.

Tax on core profit amounted to £294 million and represented an effective core tax rate of 21.0% (Q1 2015: 20.0%).  The increase in the effective rate reflected the Group’s momentum and changing earnings mix in favour of the US in particular.  See ‘Taxation’ on page 36 for further details.

The allocation of earnings to non-controlling interests amounted to £147 million (Q1 2015: £91 million), including the non-controlling interest allocations of Consumer Healthcare profits of £46 million (Q1 2015: £12 million) and the allocation of ViiV Healthcare profits, which increased to £66 million (Q1 2015: £51 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter.

Core EPS of 19.8p was up 8% in CER terms compared with a 13% increase in operating profit, primarily reflecting the greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with Q1 2015.

Total operating profit and total earnings per share – Q1 2016
Total operating profit was £723 million in Q1 2016 compared with a total operating profit of £9,216 million in Q1 2015, which benefited from the net disposal gains recorded following the disposal of the Oncology business as part of the Novartis transaction.  Non-core items in the quarter resulted in an aggregate net charge of £836 million (Q1 2015: net credit of £7,911 million), primarily reflecting the continued impact of charges for restructuring costs related to the integration of the former Novartis businesses and the Pharmaceuticals restructuring programme as well as the impact of further non-cash charges related to re-measurements of the contingent consideration related to the former Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business, along with re-measurement of the value attributable to the Consumer Healthcare put option, and certain other adjusting items.

Intangible asset amortisation was £144 million compared to £151 million in Q1 2015.  There were no intangible asset impairments (Q1 2015: £102 million).  Both are non-cash items.

Major restructuring and integration charges accrued in the quarter were £188 million (Q1 2015: £366 million), reflecting the phasing of planned restructuring projects following the completion of the Novartis transaction in Q1 2015, as well as reduced charges for Pharmaceuticals restructuring projects as this programme enters its later stages.  Cash payments made in the quarter were £267 million (Q1 2015: £254 million) including the settlement of certain charges accrued in previous quarters.

Charges for the combined restructuring and integration programme to date are £2.9 billion.  The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion.  The programme delivered incremental cost savings of £0.4 billion in the quarter and has now delivered approximately £2 billion of annual savings on a moving annual total basis.  It remains on track to deliver £3 billion of annual savings in total.  The programme is expected to be largely complete by the end of 2017.

Legal charges of £26 million (Q1 2015: £85 million) included the benefit of the settlement of existing anti-trust matters as well as provisions for ongoing litigation.  Legal cash payments in the quarter were £73 million (Q1 2015: £162 million).

Transaction-related adjustments resulted in a net non-cash charge of £460 million (Q1 2015: £864 million).  This included re-measurement of the liability and the unwinding of the discounting effects on the contingent consideration related to the acquisition of the former Shionogi-ViiV Healthcare joint venture, the contingent consideration related to the acquisition of the former Novartis Vaccines business, and the value attributable to the Consumer Healthcare Joint Venture put option held by Novartis.  The aggregate re-measurement of the liability across all these items was £253 million and the aggregate impact of unwind of the discount was £197 million.  The liabilities for put options and preferential dividends payable to Pfizer and Shionogi related to ViiV Healthcare were recognised directly to equity in the quarter.  An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out in the ‘Group financial review’ section of the Annual Report 2015.

Other items included equity investment impairments, a number of other asset disposals, and certain other adjusting items.

A tax charge of £208 million on total profit represented an effective tax rate of 37.1% (Q1 2015: 19.0%) and reflected the differing tax effects of the various non-core items and the non-deductibility of the re-measurement and other acquisition related adjustments.

The total earnings per share was 5.8p, compared with earnings per share of 167.8p in Q1 2015.  The decrease primarily reflected the benefit to Q1 2015 of the Novartis transaction in Q1 2015.

Currency impact on Q1 2016 results
The Q1 2016 results are based on average exchange rates, principally £1/$1.43, £1/€1.30 and £1/Yen 167.  Comparative exchange rates are given on page 37.  The period-end exchange rates were £1/$1.44, £1/€1.26 and £1/Yen 162.

In the quarter, turnover increased 8% CER and 11% at actual exchange rates.  Core EPS of 19.8p was up 8% in CER terms and up 14% at actual rates.  The positive currency impact reflected the weakness of Sterling against the majority of the Group’s trading currencies relative to Q1 2015 partly offset by a strengthening of Sterling against a number of Emerging Market currencies.  Settlement of intercompany transactions had no material effect on the positive currency impact of 6 percentage points on core EPS.

2016 guidance for core EPS
GSK expects 2016 core EPS percentage growth to be 10-12% on a CER basis.

If exchange rates were to hold at the March closing rates (£1/$1.44, £1/€1.26 and £1/Yen 162) for the rest of 2016, the estimated positive impact on 2016 Sterling turnover growth would be around 5% and if exchange losses were recognised at the same level as in 2015, the estimated positive impact on 2016 Sterling core EPS growth would be around 8%.

Cash generation and conversion

Cash flow and net debt

	Q1 2016	Q1 2015

Net cash inflow from operating activities (£m)	503	370
Adjusted net cash inflow from operating activities* (£m)	576	532
Free cash flow* (£m)	(222)	(69)
Adjusted free cash flow* (£m)	(149)	93
Free cash flow growth (%)	>100%	>(100)%
Free cash flow conversion* (%)	(49)%	1%
Net debt (£m)	12,495	8,098

*	Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 26.

Q1 2016
The net cash inflow from operating activities for the quarter was £503 million (Q1 2015: £370 million).  Excluding legal settlements of £73 million (Q1 2015: £162 million) adjusted net cash inflow from operating activities was £576 million (Q1 2015: £532 million).  In addition, there were payments of restructuring and integration costs of £267 million (Q1 2015: £254 million) and a further tax payment of £117 million (Q1 2015: £nil) on the sale of the Oncology business, both of which have been funded from divestment proceeds.  Excluding these items, the adjusted net cash inflow from operating activities would have been £960 million (Q1 2015: £786 million).

The increase primarily reflected the improved operating performance across all segments, as well as a positive currency benefit, partially offset by an increase in working capital arising from increased receivables reflecting higher sales and timing of collections and increases in inventory levels reflecting seasonal factors and building of inventory in advance of new product launches.

Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £93 million, of which £75 million was recognised in cash flows from operating activities and £18 million was recognised in purchases of businesses within investing cash flows.

Free cash outflow was £222 million for the quarter.  Excluding legal payments, adjusted free cash outflow was £149 million (Q1 2015: £93 million inflow) but this is also after charging restructuring and integration costs and additional tax payment on the sale of the Oncology business, and the purchase of HIV Clinical assets for £221 million which are treated as intangible assets purchases.  Excluding these items, which are being funded from divestment proceeds, the adjusted free cash inflow would have been £456 million (Q1 2015: £347 million).

Net debt
At 31 March 2016, net debt was £12.5 billion, compared with £10.7 billion at 31 December 2015, comprising gross debt of £17.0 billion and cash and liquid investments of £4.5 billion.  The increase in net debt primarily reflected dividends paid to shareholders of £919 million, as well as a £496 million adverse exchange impact from the translation of the US dollar denominated debt.

At 31 March 2016, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1,233 million with loans of £2,378 million repayable in the subsequent year.

Working capital

	31 March 2016	31 December 2015	30 September 2015	30 June 2015	31 March 2015

Working capital conversion cycle* (days)	209	191	216	215	215
Working capital percentage of turnover (%)	25	23	27	25	24

* Working capital conversion cycle is defined on page 26.

The reported working capital conversion cycle days in December 2015 were distorted by a temporary favourable impact of 15 days, arising from the Novartis transaction.  Excluding this impact the conversion cycle for December 2015 was around 206 days.

After adjusting for this, the increase in Q1 2016 of 3 days was predominantly due to a 2 day increase in the cycle from adverse exchange rates, as well as increases in inventory levels reflecting seasonal factors and building of inventory in advance of new product launches.  Trade receivables have increased as a result of higher sales and timing of collections, with trade payables reducing as a result of lower costs in the quarter.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for each of the next two years (2016-2017).

In April 2016, GSK also returned approximately £1 billion (20p per share) to shareholders via a special dividend paid alongside GSK’s Q4 2015 ordinary dividend payment.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

Quarterly dividends
The Board has declared a first interim dividend of 19 pence per share (Q1 2015: 19 pence per share).

Payment of dividends
The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 12 July 2016.  An annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) is charged by the Depositary.

The ex-dividend date will be 12 May 2016 (11 May 2016 for ADR holders), with a record date of 13 May 2016 and a payment date of 14 July 2016.

	Paid/ payable	Pence per share	£m

2016
First interim	14 July 2016	19	923

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919
Fourth interim	14 April 2016	23	1,114

		80	3,872

Special dividend	14 April 2016	20	969

GSK made no share repurchases during the quarter.  The company issued 0.9 million shares under employee share schemes amounting to £9 million (Q1 2015: £28 million).

The weighted average number of shares for Q1 2016 was 4,847 million, compared with 4,820 million in Q1 2015.

Segmental turnover performance

Pharmaceuticals	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

US	1,372	4	12
Europe	935	(6)	2
International	1,279	(2)	1

	3,586	(1)	5

	Q1 2016

	£m	Growth CER%

Respiratory	1,418	(2)
Cardiovascular, metabolic and urology	184	(13)
Immuno-inflammation	65	3
Other pharmaceuticals	580	(22)
Established products	610	(8)
HIV	729	57

	3,586	(1)

Respiratory

Q1 2016 (£1,418 million; down 2%)
Respiratory sales in the quarter declined 2% to £1,418 million, primarily reflecting a 24% decline in Seretide in Europe, and the continuing transition globally of the Respiratory portfolio to newer products.  Growth in the new Ellipta products, which recorded combined sales of £169 million in the quarter, including Relvar/Breo Ellipta sales of £111 million, partly offset the decline in Seretide/Advair.  Flixotide/Flovent sales decreased 3% to £153 million and Ventolin sales grew 9% to £179 million.

In the US, Respiratory sales increased 2% to £633 million in the quarter (20% volume growth and an 18% negative impact of price and mix).  Growth of new Respiratory products in the quarter more than offset the 19% decline in Advair (2% volume decline and a 17% negative impact of price and mix).  The new Ellipta products recorded combined sales of £102 million in the quarter, including Breo Ellipta sales of £57 million, with Nucala, the newly launched treatment for severe asthma, reporting sales of £6 million.  Established Respiratory assets also grew, with Flovent sales up 1% to £89 million and Ventolin up 10% to £92 million.

European Respiratory sales were down 13% to £348 million, with Seretide sales down 24% to £226 million (19% volume decline and a 5% negative impact of price and mix), reflecting continued competition from generics and the transition of the Respiratory portfolio to newer products.  The new Ellipta products recorded combined sales of £40 million in the quarter, including Relvar Ellipta sales of £30 million.

Respiratory sales in the International region grew 1% to £437 million with Emerging Markets up 4% and Japan up 4%.  Sales in Canada declined 13%.  In Emerging Markets, sales of Seretide were down 8% at £111 million, primarily driven by a decline in China of 32%, while Ventolin grew 18% to £53 million.  In Japan, growth in sales of Relvar Ellipta of 78% to £18 million in the quarter more than offset the Adoair decline of 11%.

Cardiovascular, metabolic and urology

Q1 2016 (£184 million; down 13%)
Sales in the category were down 13% to £184 million.  The Avodart franchise was down 26% to £132 million, primarily due to an 87% decline in the US following the launch of generic competition in Q4 2015 and supply disruption in Japan.  Sales of Eperzan/Tanzeum were £25 million in the quarter, reflecting the progress of the product’s launch in the US.  Prolia was divested at the end of 2015 and therefore no sales were recorded in Q1 2016, compared with £8 million in Q1 2015.

Immuno-inflammation

Q1 2016 (£65 million; up 3%)
Immuno-inflammation sales grew 3% to £65 million.  Benlysta sales in the quarter were £65 million, up 22%.  In the US, Benlysta sales were £59 million, up 20%.

Other pharmaceuticals

Q1 2016 (£580 million; down 22%)
Sales in other therapy areas decreased 22% to £580 million.  Dermatology sales declined 12% to £96 million, adversely affected by supply constraints, while Augmentin sales were up 1% at £139 million.  Sales of products for Rare diseases declined 2% to £93 million, despite a 3% increase in sales of Volibris.  Accelerated sales of inventory resulting from a change to certain supply agreements with Novartis amounted to £33 million.

Established products

Q1 2016 (£610 million; down 8%)
Established products turnover fell 8% to £610 million with sales in the US down 1% at £170 million.  Lovaza sales fell 57% to £13 million.

Europe was down 6% to £126 million, with Serevent sales down 10% to £10 million.

International was down 12% to £314 million, with lower sales of Zeffix, down 26% to £28 million and Seroxat/Paxil down 11% to £33 million.

HIV

Q1 2016 (£729 million; up 57%)
HIV sales increased 57% to £729 million in the quarter, with the US up 76%, Europe up 39% and International up 31%.  The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £328 million and £188 million, respectively, in the quarter.  Epzicom/Kivexa sales declined 15% to £154 million, and Selzentry sales declined 3% to £30 million.  There were continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 50% to £5 million, and Lexiva, down 13% to £14 million.

Vaccines	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

US	262	13	6
Europe	339	48	33
International	281	10	3

	882	23	14

	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	109	8	8
Synflorix	91	48	48
Fluarix, FluLaval	9	>100	>100
Bexsero	62	>100	>100
Menveo	42	>100	71
Boostrix	88	29	29
Infanrix, Pediarix	188	(3)	(3)
Hepatitis	136	(8)	(8)
Priorix, Priorix Tetra, Varilrix	63	1	1
Cervarix	17	(39)	(39)
Other	77	>100	14

	882	23	14

Q1 2016 (£882 million; up 23%)
Vaccines sales grew 23% on a reported basis and 14% pro-forma to £882 million.  On a reported basis, the US was up 13%, Europe up 48% and International up 10%.  Both the reported and the pro-forma performances benefited from sales of the newly acquired products, particularly the Meningitis portfolio in Europe and the US. Sales also benefited from CDC purchases in the US and the phasing of Synflorix sales in International, partly offset by supply constraints in Infanrix/Pediarix and Hepatitis A vaccines and lower demand for Cervarix in International.

In the US, sales grew 13% on a reported basis and 6% pro-forma to £262 million.  Pro-forma performance was boosted by the phasing of CDC purchases in the quarter for Menveo, Rotarix, Bexsero and Infanrix/Pediarix but also saw market and share growth in Bexsero, Boostrix and Pediarix.  Growth was partly offset by higher rebates attributable to the sales mix and the adverse impact of the discontinuation of distribution of Ixiaro.

In Europe, sales grew 48% on a reported basis and 33% pro-forma to £339 million.  Pro-forma growth was driven primarily by the Meningitis portfolio.  Bexsero sales grew in private market channels in several countries including Italy, Spain, Portugal and Germany, and in the UK following its inclusion in the NHS immunisation programme.  Menveo growth was driven primarily by tender awards in Italy.  Boostrix sales also grew strongly, driven by demand in Germany and France as well as a tender award in Poland.  Infanrix/Pediarix sales were up mainly due to higher demand and competitor supply shortages in Germany and higher demand in the Netherlands, partly offset by increased competition in Italy.  Sales also grew in Germany due to better Hepatitis A supply, and higher demand for Encepur and Rabipur.

In International, sales grew 10% on a reported basis and 3% pro-forma to £281 million.  Pro-forma growth in the quarter benefited from the phasing of Synflorix sales in Africa and Pakistan and strong private market demand in India and Vietnam.  The Meningitis portfolio grew in Brazil, led by Bexsero.  Seasonal Flu sales were driven by higher uptake in Australia and favourable phasing in Brazil.  Rabipur also contributed to the growth with strong demand in India.  Growth was partly offset by lower sales of Infanrix/Pediarix and Hepatitis A vaccines due to supply constraints, and lower demand for Cervarix.

Consumer Healthcare

	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

US	440	26	7
Europe	544	46	5
International	777	17	3

Total	1,761	26	4

	Q1 2016		Q1 2016

	£m	Reported growth CER%	Pro-forma growth CER%

Wellness	925	42	8
Oral health	520	6	6
Nutrition	176	(3)	(7)
Skin health	140	93	(8)

Total	1,761	26	4

Q1 2016 (£1,761 million; up 26%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Reported sales grew 26% to £1,761 million, benefiting significantly from the inclusion of sales of the former Novartis products for a full quarter.  On a pro-forma basis, growth was 4% (3% volume and 1% price), reflecting strong performances from power brands within the Oral health and Wellness categories.  The US and Europe delivered strong performances with pro-forma growth of 7% and 5%, respectively, but pro-forma sales growth in International was lower at 3%.  Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 16% of sales, higher than in previous years primarily due to the performance of Flonase, which was switched to OTC in Q1 2015.  Other notable launches within the quarter included Sensodyne True White in US and Physiogel Calming Relief Face Care in Asia.

US sales grew 26% on a reported basis to £440 million, and 7% on a pro-forma basis in the quarter driven by the continued strong performance of Flonase OTC which contributed the larger part of the pro-forma growth and demonstrated continued market share growth in the quarter.  Sensodyne also grew strongly with continued momentum from the recent launch of Repair and Protect and this quarter’s launch of True White, together with distribution gains for Pronamel.  In the quarter, Theraflu became the fastest growing brand in adult cold & flu due to the successful Warming Syrups format.  Denture care and Tums benefited from improved supply, both delivering double-digit growth.  These performances were partly offset by Lip care, which was impacted by the mild winter season.

Sales in Europe grew 46% on a reported basis to £544 million and 5% pro-forma. The pro-forma performance was primarily driven by double-digit growth in the Wellness category.  Voltaren continued to deliver double the market consumption growth, driven largely by the 12-hour variant.  In addition, in Germany and Sweden Otrivin recorded double-digit sales growth with new variant launches.  Oral health sales were broadly flat, with growth in Sensodyne, Gum health and Denture care offset by a decline in Aquafresh due to increased competitive pressures in Family oral health.  At a market level, sales growth was predominantly driven by Germany, together with the UK and France, but was partly offset by a double-digit decline within CIS due to the impact on consumer spending of the weaker economic environment.

International sales of £777 million grew 17% on a reported basis and 3% pro-forma, with strong growth in a number of priority markets.  This was largely offset, on a pro-forma basis, by an adverse comparison with Q1 2015 in China which benefited from the Bactroban supply recovery, and by the impact of the restructuring of activity in Venezuela at the end of 2015 and the effective cessation of trading there since then, which impacted both the Skin health and Nutrition categories.  In India, Horlicks sales were impacted by lower rural consumption and some wholesaler destocking in the quarter, although the brand continued to gain market share.  Strong performances were delivered by Russia, which grew in double-digits benefiting from seasonal Wellness sales, and Brazil, which grew 34% driven by strong Oral health and Wellness sales.  Oral health also performed strongly across the region, registering 10% growth, driven by Sensodyne True White launches, continued condition awareness campaigns and regime line extensions.

Sales from new Pharmaceutical and Vaccine products

		Q1 2016

		£m	Growth CER%

Pharmaceuticals
Respiratory	Relvar/Breo Ellipta	111	>100
	Anoro Ellipta	33	>100
	Arnuity Ellipta	3	>100
	Incruse Ellipta	22	>100
	Nucala	7	-

CVMU	Eperzan/Tanzeum	25	>100

HIV	Tivicay	188	60
	Triumeq	328	>100

		717	>100

Vaccines
Menveo	42	71
Bexsero	62	>100

	104	>100

Total	821	>100

In 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020.  Those products, plus current clinical pipeline asset, Shingrix, are as set out above.  Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

Q1 2016
Sales of New Pharmaceutical and Vaccine products were £821 million, grew £528 million pro-forma in Sterling terms and represented approximately 18% of Pharmaceuticals and Vaccines turnover in the quarter.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  R&D expenditure for Q1 2016 is analysed below.

	Q1 2016 £m	Q1 2015 £m

Discovery	188	188
Development	259	314
Facilities and central support functions	128	108

Pharmaceuticals R&D	575	610
Vaccines	139	124
Consumer Healthcare	61	55

Core R&D	775	789
Amortisation and impairment of intangible assets	10	34
Major restructuring costs	27	32
Other items	3	12

Total R&D	815	867

R&D pipeline

At a presentation to investors in New York on 3 November 2015, GSK described a deep portfolio of innovation, focussed across six core areas of scientific research and development: HIV & Infectious diseases, Respiratory, Vaccines, Immuno-Inflammation, Oncology and Rare Diseases.  Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q4 2015:
• Announced completion of deals with BMS to acquire its late-stage HIV R&D assets and its portfolio of preclinical and discovery stage HIV research assets (22 February);
•
Announced presentation at CROI of data from Phase IIb LATTE study results for first two drug, long-acting injectable regimen for HIV-1 treatment cabotegravir and rilpivirine (Edurant, Janssen) (23 February);

• Announced first Phase II HIV prevention study results for long-acting injectable cabotegravir (24 February).

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q4 2015:
•
Interim data in-house for PI3 kinase delta inhibitor (2269557) shows improvement in exacerbating COPD patients which will be supportive of progression to late-stage development once confirmed by the full data;

• Announced data presented at AAAAI from the open label COSMOS study on the long-term efficacy & safety of Nucala for the treatment of severe asthma with an eosinophilic phenotype (5 March);
• Announced data presented at AAAAI on efficacy of Nucala in severe asthma patients stratified by eosinophil levels (7 March);
• Announced Japan approval of Nucala for severe eosinophilic asthma (29 March).

Vaccines - including a novel maternal immunisation platform for vaccines.

Immuno-inflammation - a portfolio of new antibodies & novel orals for inflammatory diseases including rheumatoid arthritis, Sjögren’s syndrome, osteoarthritis and inflammatory bowel disease
News since Q4 2015:
•
Announced publication of a new long-term analysis showing that patients with moderate-to-severe systemic lupus erythematosus (SLE) treated with Benlysta over five years experienced low rates of organ damage progression (3 March);

•
Positive headline data received in house from a Phase IIIb study of Benlysta i.v. in SLE patients in Northeast Asia.  Full results will be submitted for presentation at an upcoming scientific conference (4 March);

• Announced start of Phase II study of anti GM-CSF antibody (3196165) for inflammatory hand osteoarthritis (18 April).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer
News since Q4 2015:
• Adaptimmune announced that FDA granted Breakthrough Therapy designation for the affinity enhanced T-cell therapy targeting NY-ESO in synovial sarcoma (9 February);
• Presented preliminary data at AACR from Phase I/II study of BET inhibitor, 525762, in NUT midline carcinoma and other tumour types (17 April).

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases
News since Q4 2015:
• Japan's Agency for Medical Research and Development (AMED) named the SAP mAb + SAP depleter (2398852 + 2315698) for pre-designation review as an orphan drug candidate (2 March);
• Announced positive opinion from CHMP recommending marketing authorisation for Strimvelis to treat patients with ADA-SCID (1 April);
•
As a result of safety findings in Ionis’ ongoing NEURO-TTR study for their ISIS-TTRRx programme (2998728), the FDA has questions on our planned CARDIO-TTR study and placed it on clinical hold (7 April).

Pipeline news flow since Q4 2015 for other assets not profiled at the Investor event:
•	Filed Relvar for COPD in Japan (26 February);
•
FDA approved inclusion within the Incruse Ellipta’s prescribing information of positive clinical data for COPD patients who used Incruse Ellipta in combination with Breo Ellipta or Advair Diskus (24 February);

•	Announced publication of results from the AUSTRI (adult LABA safety) study of Advair in the New England Journal of Medicine (6 March);
•	Announced headline data from VESTRI (paediatric LABA safety) study of Advair which achieved primary endpoint in children aged 4-11 years with asthma (17 March).

Listed below are the ~40 pipeline assets profiled at our R&D event in November 2015 which are in active clinical development.

Respiratory		Phase
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	Severe eosinophilic asthma	Approved (US & EU) Nov/Dec 2015
	COPD	Ph III
	Nasal polyposis	Ph II
	Hypereosinophilic syndrome	Ph II
FF+UMEC+VI (Closed triple)	COPD	Ph III
	Asthma	Ph II
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
2878175 (NS5B inhibitor)	Hepatitis C	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
cabotegravir + rilpivirine (Integrase inhibitor + NNRTI, both long-acting parenteral formulations)	HIV infections	Ph II
cabotegravir (long-acting integrase inhibitor)	HIV pre-exposure prophylaxis	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Rheumatoid arthritis, Psoriasis, Ulcerative colitis	Ph I
2618960 (IL7 receptor mAb)	Sjögren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis and hand osteoarthritis	Ph II
Benlysta + Rituxan (BLyS mAb, s.c. + CD20 mAb)	Sjögren’s syndrome	Ph II
Benlysta (BLyS mAb, s.c.)	Systemic lupus erythematosus	Ph III
sirukumab (IL6 human mAb)	Rheumatoid arthritis and giant cell arteritis	Ph III
Oncology		Phase
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukaemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Small cell lung cancer	Ph II
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph I
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix	Shingles prophylaxis	Ph III
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
Strimvelis 2696273 (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	EU: CHMP positive opinion Apr 2016 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab (IL5 mAb)	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals
daprodustat (1278863, prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863, prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele

The full version of the GSK product development pipeline chart with all clinical assets in Phase I to Phase III can be found at: https://gsk.com/media/1017505/product-pipeline-march-2016.pdf

Definitions

Core results
Total reported results represent the Group’s overall performance.  However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance.  As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, transaction-related accounting adjustments for significant acquisitions, and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items.

GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders.  The definition of core results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 8 and 40 to 41, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology business, both from 2 March 2015.  Pro-forma growth rates are calculated comparing reported turnover for Q1 2016 with the turnover for Q1 2015 adjusted to include the equivalent results of the former Novartis Vaccines and Consumer Healthcare businesses and to exclude the results of the former GSK Oncology business from 1 January 2015 to 2 March 2015.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016 guidance and 2016-2020 outlook
In outlining the expectations for 2016 and the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.  The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from the current pipeline asset Shingrix.  This target is now expected to be met up to two years earlier.  The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material interruptions to supply of the Group’s products and no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare.  They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.  Forward-looking statements give the Group’s current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2015 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology business, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2015.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.  The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology business, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date.  In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006.  The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q1 2016 results announcement dated 27 April 2016 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2015 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

Financial information

Income statement

	Q1 2016 £m	Q1 2015 £m

TURNOVER	6,229	5,622

Cost of sales	(2,133)	(2,103)

Gross profit	4,096	3,519

Selling, general and administration	(2,189)	(2,225)
Research and development	(815)	(867)
Royalty income	91	77
Other operating income/(expense)	(460)	8,712

OPERATING PROFIT	723	9,216

Finance income	18	32
Finance expense	(181)	(191)
Profit on disposal of associates	-	843
Share of after tax profits of associates and joint ventures	-	23

PROFIT BEFORE TAXATION	560	9,923

Taxation	(208)	(1,885)
Tax rate %	37.1%	19.0%

PROFIT AFTER TAXATION FOR THE PERIOD	352	8,038

Profit/(loss) attributable to non-controlling interests	70	(51)
Profit attributable to shareholders	282	8,089

	352	8,038

EARNINGS PER SHARE	5.8p	167.8p

Diluted earnings per share	5.8p	166.4p

Statement of comprehensive income

	Q1 2016 £m	Q1 2015 £m

Profit for the period	352	8,038

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	683	(332)
Fair value movements on available-for-sale investments	(71)	241
Reclassification of fair value movements on available-for-sale investments	(2)	(262)
Deferred tax on fair value movements on available-for-sale investments	43	(24)
Deferred tax reversed on reclassification of available-for-sale investments	2	2
Fair value movements on cash flow hedges	-	(6)
Deferred tax on fair value movements on cash flow hedges	(1)	1
Reclassification of cash flow hedges to income statement	(2)	3
Share of other comprehensive expense of associates and joint ventures	-	(77)

	652	(454)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	143	20
Re-measurement losses on defined benefit plans	(537)	(328)
Deferred tax on re-measurement losses on defined benefit plans	134	75

	(260)	(233)

Other comprehensive income/(expense) for the period	392	(687)

Total comprehensive income for the period	744	7,351

Total comprehensive income for the period attributable to:
Shareholders	531	7,382
Non-controlling interests	213	(31)

	744	7,351

Pharmaceuticals turnover – three months ended 31 March 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,418	(2)	633	2	348	(13)	437	1
Anoro Ellipta	33	>100	23	>100	7	>100	3	>100
Arnuity Ellipta	3	>100	3	>100	-	-	-	-
Avamys/Veramyst	78	8	6	(17)	18	6	54	12
Flixotide/Flovent	153	(3)	89	1	25	(7)	39	(9)
Incruse Ellipta	22	>100	19	>100	3	-	-	-
Nucala	7	-	6	-	1	-	-	-
Relvar/Breo Ellipta	111	>100	57	>100	30	81	24	>100
Seretide/Advair	753	(19)	339	(19)	226	(24)	188	(11)
Ventolin	179	9	92	10	31	(6)	56	16
Other	79	5	(1)	>100	7	(12)	73	6

Cardiovascular, metabolic and urology (CVMU)	184	(13)	59	(34)	78	13	47	(13)
Avodart	132	(26)	7	(87)	77	14	48	(12)
Eperzan/Tanzeum	25	>100	25	>100	-	-	-	-
Other	27	4	27	9	1	-	(1)	>100

Immuno-inflammation	65	3	59	20	5	-	1	>100
Benlysta	65	22	59	20	5	-	1	>100

Other pharmaceuticals	580	(22)	25	(81)	157	(30)	398	3
Dermatology	96	(12)	8	(42)	38	-	50	(13)
Augmentin	139	1	-	-	49	(6)	90	4
Other anti-bacterials	49	4	2	-	15	(6)	32	10
Rare diseases	93	(2)	11	(8)	33	-	49	(2)
Oncology	58	(73)	-	-	-	-	58	9
Other	145	7	4	(61)	22	90	119	8

Established products	610	(8)	170	(1)	126	(6)	314	(12)
Coreg	32	11	32	11	-	-	-	-
Hepsera	15	(36)	-	-	-	-	15	(36)
Imigran/Imitrex	41	5	18	-	16	23	7	(14)
Lamictal	139	4	70	3	25	4	44	5
Lovaza	13	(57)	13	(57)	-	-	-	-
Requip	25	9	3	>100	7	-	15	-
Serevent	22	(9)	10	(10)	9	(10)	3	-
Seroxat/Paxil	49	9	7	>100	9	13	33	(11)
Valtrex	27	(36)	5	-	6	-	16	(48)
Zeffix	31	(22)	1	>100	2	-	28	(26)
Other	216	(8)	11	-	52	(19)	153	(4)

	2,857	(9)	946	(12)	714	(14)	1,197	(3)

HIV	729	57	426	76	221	39	82	31
Combivir	5	(50)	(1)	>(100)	2	(38)	4	(11)
Epzicom/Kivexa	154	(15)	55	(12)	70	(17)	29	(18)
Lexiva/Telzir	14	(13)	8	(24)	2	(39)	4	58
Selzentry	30	(3)	15	5	12	(9)	3	(13)
Tivicay	188	60	123	63	49	64	16	30
Triumeq	328	>100	215	>100	87	>100	26	>100
Trizivir	5	(43)	1	(46)	3	(35)	1	(73)
Other	5	(57)	10	(1)	(4)	>(100)	(1)	(32)

Pharmaceuticals	3,586	(1)	1,372	4	935	(6)	1,279	(2)

Vaccines turnover – three months ended 31 March 2016

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Rotarix	109	8	42	25	18	-	49	-
Synflorix	91	48	-	-	11	22	80	53
Fluarix, FluLaval	9	>100	1	(67)	-	-	8	>100
Bexsero	62	>100	16	>100	41	>100	5	>100
Menveo	42	>100	22	>100	13	>100	7	>100
Boostrix	88	29	36	(11)	39	>100	13	17
Infanrix, Pediarix	188	(3)	78	6	91	14	19	(50)
Hepatitis	136	(8)	62	(8)	49	17	25	(37)
Priorix, Priorix Tetra, Varilrix	63	1	-	-	37	10	26	(9)
Cervarix	17	(39)	-	-	7	(30)	10	(41)
Other	77	>100	5	-	33	>100	39	>100

	882	23	262	13	339	48	281	10

Balance sheet

	31 March 2016 £m	31 December 2015 £m
ASSETS
Non-current assets
Property, plant and equipment	10,072	9,668
Goodwill	5,392	5,162
Other intangible assets	17,644	16,672
Investments in associates and joint ventures	223	207
Other investments	1,212	1,255
Deferred tax assets	3,179	2,905
Other non-current assets	928	990

Total non-current assets	38,650	36,859

Current assets
Inventories	5,138	4,716
Current tax recoverable	159	180
Trade and other receivables	5,852	5,615
Derivative financial instruments	140	125
Liquid investments	77	75
Cash and cash equivalents	4,410	5,830
Assets held for sale	53	46

Total current assets	15,829	16,587

TOTAL ASSETS	54,479	53,446

LIABILITIES
Current liabilities
Short-term borrowings	(1,233)	(1,308)
Trade and other payables	(10,362)	(9,191)
Derivative financial instruments	(166)	(153)
Current tax payable	(1,175)	(1,421)
Short-term provisions	(983)	(1,344)

Total current liabilities	(13,919)	(13,417)

Non-current liabilities
Long-term borrowings	(15,749)	(15,324)
Deferred tax liabilities	(1,633)	(1,522)
Pensions and other post-employment benefits	(3,818)	(3,229)
Other provisions	(617)	(420)
Other non-current liabilities	(12,202)	(10,656)

Total non-current liabilities	(34,019)	(31,151)

TOTAL LIABILITIES	(47,938)	(44,568)

NET ASSETS	6,541	8,878

EQUITY
Share capital	1,340	1,340
Share premium account	2,840	2,831
Retained earnings	(3,700)	(1,397)
Other reserves	2,328	2,340

Shareholders’ equity	2,808	5,114

Non-controlling interests	3,733	3,764

TOTAL EQUITY	6,541	8,878

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2016	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

Profit for the period			282		282	70	352
Other comprehensive Income/(expense) for the period			275	(26)	249	143	392
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			557	(26)	531	213	744
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(40)	(40)
Dividends to shareholders			(919)		(919)		(919)
Recognition of liabilities with non-controlling interests			(2,013)		(2,013)	(159)	(2,172)
Changes in non-controlling interests			42		42	(45)	(3)
Shares issued	-	9			9		9
Shares acquired by ESOP Trusts				(52)	(52)		(52)
Write-down on shares held by ESOP Trusts			(66)	66	-		-
Share-based incentive plans			96		96		96
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2016	1,340	2,840	(3,700)	2,328	2,808	3,733	6,541
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the period			8,089		8,089	(51)	8,038
Other comprehensive (expense)/income for the period			(668)	(39)	(707)	20	(687)
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Total comprehensive income/(expense) for the period			7,421	(39)	7,382	(31)	7,351
			––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Distributions to non-controlling interests						(41)	(41)
Dividends to shareholders			(924)		(924)		(924)
Gain on transfer of net assets into Consumer joint venture			2,878		2,878		2,878
Consumer Healthcare joint venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,373	3,373
Shares issued	-	28			28		28
Shares acquired by ESOP Trusts				(63)	(63)		(63)
Write-down on shares held by ESOP Trusts			(64)	64	-		-
Share-based incentive plans			74		74		74
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
At 31 March 2015	1,339	2,787	1,107	2,201	7,434	3,974	11,408
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Cash flow statement
Three months ended 31 March 2016

	Q1 2016 £m	Q1 2015 £m

Profit after tax	352	8,038
Tax on profits	208	1,885
Share of after tax profits of associates and joint ventures	-	(23)
Profit on disposal of interest in associates	-	(843)
Net finance expense	163	159
Profit on disposal of Oncology business	-	(9,262)
Depreciation and other adjusting items	558	387
Increase in working capital	(558)	(177)
Increase in other net liabilities	172	350

Cash generated from operations	895	514
Taxation paid	(392)	(144)

Net cash inflow from operating activities	503	370

Cash flow from investing activities
Purchase of property, plant and equipment	(289)	(245)
Proceeds from sale of property, plant and equipment	2	14
Purchase of intangible assets	(330)	(120)
Purchase of equity investments	(31)	(26)
Proceeds from sale of equity investments	4	255
Purchase of non-controlling interests	4	-
Purchase of businesses, net of cash acquired	(42)	(3,435)
Disposal of businesses	(1)	10,055
Investment in associates and joint ventures	(2)	(2)
Proceeds from disposal of associates and joint ventures	-	564
Interest received	18	30

Net cash (outflow)/inflow from investing activities	(667)	7,090

Cash flow from financing activities
Issue of share capital	9	28
Shares acquired by ESOP Trusts	(52)	(63)
Repayment of short-term loans	(201)	(645)
Net repayment of obligations under finance leases	(5)	(6)
Interest paid	(86)	(77)
Dividends paid to shareholders	(919)	(924)
Distributions to non-controlling interests	(40)	(41)
Other financing items	(19)	(54)

Net cash outflow from financing activities	(1,313)	(1,782)

(Decrease)/increase in cash and bank overdrafts in the period	(1,477)	5,678

Cash and bank overdrafts at beginning of the period	5,486	4,028
Exchange adjustments	(36)	128
(Decrease)/increase in cash and bank overdrafts	(1,477)	5,678

Cash and bank overdrafts at end of the period	3,973	9,834

Cash and bank overdrafts at end of the period comprise:
Cash and cash equivalents	4,410	10,290
Overdrafts	(437)	(456)

	3,973	9,834

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK changed its segment reporting to reflect this.  With effect from 1 January 2016, GSK is reporting results under four segments: Pharmaceuticals, which now includes HIV, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment.  Comparative information has been restated accordingly.

The Pharmaceuticals R&D segment is the responsibility of the President, Pharmaceuticals R&D and is reported as a separate segment.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which were held for sale in a number of markets in order to meet anti-trust approval requirements and divested in Q3 2015, together with the costs of corporate functions.

Turnover by segment
	Q1 2016 £m	Q1 2015 (restated) £m	Growth CER%

Pharmaceuticals	3,586	3,521	(1)
Vaccines	882	699	23
Consumer Healthcare	1,761	1,383	26

Segment turnover	6,229	5,603	9
Corporate and other unallocated turnover	-	19

Total turnover	6,229	5,622	8

Operating profit by segment
	Q1 2016 £m	Q1 2015 (restated) £m	Growth CER%

Pharmaceuticals	1,700	1,585	2
Pharmaceuticals R&D	(547)	(581)	(9)

Pharmaceuticals including R&D	1,153	1,004	8
Vaccines	253	161	56
Consumer Healthcare	303	183	59

Segment profit	1,709	1,348	21
Corporate and other unallocated costs	(150)	(43)	>100

Core operating profit	1,559	1,305	13
Non-core items	(836)	7,911

Total operating profit	723	9,216	(93)

Finance income	18	32
Finance costs	(181)	(191)
Profit on disposal of associates	-	843
Share of after tax profits of associates and joint ventures	-	23

Profit before taxation	560	9,923	(95)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2015.

At 31 March 2016, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.3 billion (31 December 2015: £0.4 billion).  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant developments since the date of the Annual Report 2015.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

There have been no material changes to historical tax matters since the publication of the Annual Report 2015.

Issues related to taxation are described in the ‘Taxation’ note in the Annual Report 2015.  The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

In the quarter, tax on core profits amounted to £294 million and represented an effective core tax rate of 21.0% (Q1 2015: 20.0%).  The charge for taxation on total profits amounted to £208 million and represented an effective tax rate of 37.1% (Q1 2015: 19.0%).

The core tax rate for the full year is also expected to be in the range of 20-21%.  The Group’s balance sheet at 31 March 2016 included a tax payable liability of £1,175 million and a tax recoverable asset of £159 million.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the three months ended 31 March 2016, and should be read in conjunction with the Annual Report 2015, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2015, except that an amendment to IFRS 11 ‘Joint arrangements’ has been implemented from 1 January 2016.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2015 has been restated to reflect changes made to segments in 2016 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2015 were published in the Annual Report 2015, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	Q1 2016	Q1 2015	2015

Average rates:
US$/£	1.43	1.52	1.53
Euro/£	1.30	1.34	1.37
Yen/£	167	182	185

Period-end rates:
US$/£	1.44	1.48	1.47
Euro/£	1.26	1.38	1.36
Yen/£	162	178	177

During Q1 2016, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen, compared with the same Period in 2015.  Similarly, period-end Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen.

Weighted average number of shares
	Q1 2016 millions	Q1 2015 millions

Weighted average number of shares – basic	4,847	4,820
Dilutive effect of share options and share awards	43	41

Weighted average number of shares – diluted	4,890	4,861

At 31 March 2016, 4,858 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,830 million shares at 31 March 2015.

Net assets
The book value of net assets decreased by £2,337 million from £8,878 million at 31 December 2015 to £6,541 million at 31 March 2016.  This primarily reflects the recognition of the put options related to ViiV Healthcare, the impact of the dividend paid in the quarter and an increase in the pension deficit of £575 million.

The carrying value of investments in associates and joint ventures at 31 March 2016 was £223 million, with a market value of £261 million.

At 31 March 2016, the net deficit on the Group’s pension plans was £2,159 million compared with £1,584 million at 31 December 2015.  The increase in the net deficit primarily arose from decreases in the rates used to discount UK pension liabilities from 3.8% to 3.5%, and US pension liabilities from 4.2% to 3.7%, partly offset by a decrease in the UK inflation rate from 3.1% to 2.9%.

At 31 March 2016, the post-retirement benefits provision was £1,493 million compared with £1,387 million at 31 December 2015.  The increase in the provision arose from the decrease in the rate used to discount the US provision together with a stronger US Dollar at the period end.

At 31 March 2016, the estimated present value of the Consumer Healthcare Joint Venture put option recognised in Other non-current liabilities was £6,547 million.  The estimated present value of the put options related to ViiV Healthcare was £1,999 million, of which £1,063 million was recorded in Other payables and £936 million in Other non-current liabilities.  The liability was recognised directly to equity in the quarter.

Contingent consideration amounted to £4,152 million at 31 March 2016 (31 December 2015: £3,855 million), of which £3,686 million (31 December 2015: £3,409 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare.  This included £156 million in respect of preferential dividends.  The liability for preferential dividends due to Pfizer at 31 March 2016 was £22 million.  An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out in the ‘Group financial review’ section of the Annual Report 2015.  The estimated present value of amounts payable to Novartis related to the Vaccines acquisition were £426 million (31 December 2015: £405 million).

At 31 March 2016, the ESOP Trusts held 12.5 million GSK shares against the future exercise of share options and share awards.  The carrying value of £62 million has been deducted from other reserves.  The market value of these shares was £188 million.

At 31 March 2016, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 March 2016 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 36.

Reconciliation of cash flow to movements in net debt

	Q1 2016 £m	Q1 2015 £m

Net debt at beginning of the period	(10,727)	(14,377)

(Decrease)/increase in cash and bank overdrafts	(1,477)	5,678
Net repayment of short-term loans	201	645
Net repayment of obligations under finance leases	5	6
Exchange adjustments	(496)	(45)
Other non-cash movements	(1)	(5)

(Increase)/decrease in net debt	(1,768)	6,279

Net debt at end of the period	(12,495)	(8,098)

Core results reconciliations

The reconciliations between total results and core results for Q1 2016 and Q1 2015 are set out below.

Income statement – Core results reconciliation Three months ended 31 March 2016

	Total results £m	Intangible amortisation £m	Major restructuring £m	Legal costs £m	Transaction- related £m	Other items £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	6,229						6,229
Cost of sales	(2,133)	134	48		15	-	(1,936)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	4,096	134	48		15	-	4,293

Selling, general and administration	(2,189)		113	26			(2,050)
Research and development	(815)	10	27			3	(775)
Royalty income	91						91
Other operating income/(expense)	(460)				445	15	-
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	723	144	188	26	460	18	1,559

Net finance costs	(163)		1			3	(159)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	560	144	189	26	460	21	1,400

Taxation	(208)	(29)	(28)	(3)	(47)	21	(294)
Tax rate %	37.1%						21.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	352	115	161	23	413	42	1,106
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit attributable to non-controlling interests	70				77		147

Profit attributable to shareholders	282	115	161	23	336	42	959
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	5.8p	2.4p	3.3p	0.5p	6.9p	0.9p	19.8p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,847						4,847
	––––––––––––						––––––––––––

Income statement – Core results reconciliation Three months ended 31 March 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Transaction- related £m	Other items £m	Core results £m
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Turnover	5,622							5,622
Cost of sales	(2,103)	138	81	155		(10)		(1,739)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Gross profit	3,519	138	81	155		(10)		3,883

Selling, general and administration	(2,225)			179	85	87	8	(1,886)
Research and development	(867)	13	21	32			12	(789)
Royalty income	77							77
Other operating income/(expense)	8,712					787	(9,499)
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Operating profit	9,216	151	102	366	85	864	(9,479)	1,305

Net finance costs	(159)			1			2	(156)
Profit on disposal of associates	843						(843)
Share of after tax profits of associates and joint ventures	23						(16)	7
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit before taxation	9,923	151	102	367	85	864	(10,336)	1,156

Taxation	(1,885)	(37)	(25)	(101)		(158)	1,975	(231)
Tax rate %	19.0%							20.0%
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
Profit after taxation	8,038	114	77	266	85	706	(8,361)	925
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––
(Loss)/profit attributable to non-controlling interests	(51)					142		91

Profit attributable to shareholders	8,089	114	77	266	85	564	(8,361)	834
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Earnings per share	167.8p	2.4p	1.6p	5.5p	1.8p	11.7p	(173.5)p	17.3p
	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––	––––––––––––

Weighted average number of shares (millions)	4,820							4,820
	––––––––––––							––––––––––––

Independent review report to GlaxoSmithKline plc

Report on the condensed financial information

Our conclusion
We have reviewed the condensed financial information, defined below, in the Results Announcement of GlaxoSmithKline plc for the three months ended 31 March 2016.  Based on our review, nothing has come to our attention that causes us to believe that the condensed financial information is not prepared, in all material respects, in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37 of the Results Announcement.

This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed The condensed financial information, which is prepared by GlaxoSmithKline plc, comprises:

•	the balance sheet at 31 March 2016;
•	the income statement and statement of comprehensive income for the three month period then ended;
•	the cash flow statement for the period then ended;
•	the statement of changes in equity for the period then ended; and
•	the accounting policies and basis of preparation and related notes on pages 35 to 39.

As disclosed on page 37, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the Group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The condensed financial information included in the Results Announcement has been prepared in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37.

What a review of condensed financial information involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

We have read the other information contained in the Results Announcement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed financial information.

Responsibilities for the condensed financial information and the review

Our responsibilities and those of the directors
The Results Announcement, including the condensed financial information, is the responsibility of, and has been approved by, the directors.  The directors are responsible for preparing the Results Announcement in accordance with the accounting policies set out in the accounting policies and basis of preparation section on page 37.

Our responsibility is to express to the Company a conclusion on the condensed financial information in the Results Announcement based on our review.  This report, including the conclusion, has been prepared for and only for the Company for management’s stewardship purposes and for no other purpose.  We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP Chartered Accountants 27 April 2016 London

Notes:

(a)
The maintenance and integrity of the GlaxoSmithKline plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the condensed financial information since it was initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of condensed financial information may differ from legislation in other jurisdictions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 27, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc